

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2011

<u>Via E-mail</u>
Mr. Frank L. Jennings
Chief Financial Officer
Synergy Resources Corporation
20203 Highway 60
Platteville, Colorado 80651

      Re: **Synergy Resources Corporation**
           Form 10-K/A for Fiscal Year Ended August 31, 2010
           Filed June 3, 2011
           File No. 333-146561
           Form 10-Q/A for Fiscal Quarter Ended May 31, 2011
           Filed August 12, 2011
           File No. 1-35245

Dear Mr. Jennings:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                      Sincerely,

                                      /s/ A.N. Parker

                                      Anne Nguyen Parker
                                      Branch Chief